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September 25, 2012

John M. Ganley

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

RE:	The Cushing® Renaissance Fund
(File Nos. 333-170869 and 811-22499)

Dear Mr. Ganley:

Thank you for your oral comments, received on September 24, 2012, to Pre-Effective Amendment No. 2 to the registration statement on Form N-2 filed by The Cushing® Renaissance Fund (the “Fund”) on August 30, 2012 (the “Registration Statement”). The Fund has considered your comments to the Registration Statement and has authorized us to make on its behalf, the responses and amendments to the Registration Statement discussed below. For ease of reference, we have summarized your comments below followed by our responses.

Comment 1: In the Statement of Additional Information, under the heading “Strategic Transactions—Swap Contracts and Related Derivative Instruments—Credit Defaults Swaps” please revise the disclosure “As the seller in a credit default swap, the Fund… would be subject to exposure on the notional amount of the swap, which it would be required to pay in the event of default. The Fund will generally segregate liquid assets to cover any potential obligation under a credit default swap sold by it” to clarify that as the seller of a credit default swap the Fund would segregate the notional amount of the swap.

John M. Ganley

September 25, 2012

Response 1: The Fund will revise the disclosure as requested in the definitive Statement of Additional Information to be filed pursuant to Rule 497.

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If you have any questions or comments or require any additional information in connection with the above, please do not hesitate to contact me at (212) 735-3805 or Kevin Hardy at (212) 407-0641.

Sincerely,

/s/ Philip H. Harris
Philip H. Harris